Exhibit 99.1

Jeffs’ Brands Announces Closing of Acquisition Transaction: Fort Technology Inc. Expected to Resume Trading on TSX Venture Exchange

Jeffs’ Brands’ equity stake in the merged company is 75.02% and may increase to up to 83.29% contingent upon meeting certain pre-determined milestones

Tel Aviv, Israel, July 08, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced the closing on July 7, 2025 (the “Closing”) of the acquisition transaction (the “Transaction”) of Fort Products Limited (“Fort Products”), a UK-based private company and a wholly owned subsidiary of the Company, to Fort Technology Inc. (formerly known as Impact Acquisitions Corp.) (“Fort Technology” or the “Acquirer”), a capital pool company listed on the TSX Venture Exchange, pursuant to the definitive agreement dated February 6, 2025, as amended (the “Agreement”).

At the Closing, Jeffs’ Brands sold to the Acquirer, and the Acquirer purchased from Jeffs’ Brands, all of the issued and outstanding shares of Fort Products in consideration for 100,000,000 common shares (the “Common Shares”) of Fort Technology, each at a deemed price per share of CAD 0.171246, representing a post-closing equity interest in the Acquirer of 75.02% for deemed aggregate consideration of approximately CAD 17.1 million (approximately $12.5 million). Based on an independent valuation report by Evans & Evans, dated April 14, 2025, with respect to the fair market value of Fort Products as of January 31, 2025, the fair market value of Fort Products ranged from CAD 16.86 million to CAD 20.59 million (approximately $12.5 million to $15 million), on a controlling, marketable basis, subject to the assumptions and qualifications specified therein.

As a result, following the Closing, Fort Products became a wholly-owned subsidiary of Fort Technology. It is anticipated that the trading of Fort Technology’s Common Shares”) on the TSX Venture Exchange will resume on or about July 10, 2025. Effective July 4, 2025, as a condition to the completion of the Transaction, the Acquirer changed its name from “Impact Acquisitions Corp” to “Fort Technology Inc.” and its trading symbol from “IMPC.P” to “FORT”.

Jeffs’ Brands will also be entitled to receive up to an additional 66,000,000 Common Shares (the “Contingent Right Shares”), for no additional consideration, contingent upon the achievement of certain pre-determined milestones (the “Milestones”), which would result in Jeffs’ Brands holdings in Fort Technology’s total issued and outstanding share capital on a non-diluted basis, as of immediately following the Closing, to be increase to up to 83.29%.

The Contingent Right Shares entitle Jeffs’ Brands to acquire, without any further act or formality or payment of additional considerations: (i) 22,000,000 Common Shares, upon the completion of a transaction resulting in Fort Technology listing its securities on either the New York Stock Exchange or Nasdaq Stock Market (each, a “U.S. Exchange”), or another transaction resulting in the issuance of shares listed on a U.S. Exchange to shareholders of Fort Technology in exchange for their Common Shares (in either case, an “Uplisting Transaction”) if such Uplisting Transaction is completed on or before July 7, 2027; (ii) 22,000,000 Common Shares, upon Fort Technology (or a successor entity) successfully raising, in equity and/or debt financing an aggregate of $8,000,000 or more as of the date of closing of such financing, on or before July 7, 2029; and (iii) 22,000,000 Common Shares, upon Fort Technology reaching annual revenues of a minimum of USD 15,000,000 by December 31, 2028, as shown on the audited financial statement for such periods.

Upon the Closing of the Transaction, Fort Technology issued 5,000,000 Common Shares to certain finders (the “Finders”) as compensation for providing advisory services in connection with the Transaction. Mr. Viki Hakmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the Transaction, by virtue of being a relative of the controlling shareholder of one of the Finders, and as such the Transaction was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

The Transaction is expected to leverage Fort Products’ innovative e-commerce platform, specializing in high-margin products sold on the Amazon Marketplace, to drive significant growth in global online retail markets.

Escrowed Shares

At the Closing, the Company entered into an escrow agreement with Fort Technology and Endeavor Trust Corporation, as escrow agent, pursuant to which, the 100,000,000 Common Shares issued to Jeffs’ Brands at the Closing and the 66,000,000 Contingent Right Shares are subject to escrow in accordance with Policy 5.4 – Capital Structure, Escrow and Resale Restrictions of the TSX Venture Exchange (“Policy 5.4”). Pursuant to Policy 5.4, 10% of the escrowed shares will be released at the time of the final bulletin of the TSX Venture Exchange and an additional 15% of the escrowed shares will be released on each six-month incremental period thereafter.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

About Fort Products

Fort Products, a wholly-owned U.K.-based subsidiary of Fort Technology Inc. (TSXV: FORT), is a manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. Fort Products’ experience commenced with its establishment in 2005 within the pest control industry, and it prides itself on the technical knowledge gained over nearly 20 years.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated date on which the Common Shares of Fort Technology will resume trading on the TSX Venture Exchange, the potential achievement of the Milestones, the prospective issuance of the Contingent Right Shares and the expectation that the Transaction will leverage Fort Products’ innovative e-commerce platform to drive significant growth in global online retail markets. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com